UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 001-35884

KABUSHIKI KAISHA UBIC

(Exact name of registrant as specified in its charter)

UBIC, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Kounan

Minato-ku, Tokyo 108-0075
Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

UBIC, INC.

FORM 6-K

UBIC, Inc. is furnishing under the cover of Form 6-K the following in order to revise information previously disclosed on the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 16, 2016:

Exhibit 99.1                              English translation of a Japanese-language notice, dated June 10, 2016, regarding a revision of the prior Summary of Consolidated Financial Results for the fiscal year ended March 31, 2016.

Exhibit 99.2                              English translation of the (Revised) Summary of Consolidated Financial Results For the Year Ended March 31, 2016 [Japanese GAAP], filed with the Tokyo Stock Exchange on June 10, 2016.

Exhibit 99.3                              English translation of a Japanese-language press release, dated June 10, 2016, regarding the revision of a previously issued press release announcing the difference between the forecast for the year ended March 31, 2016 and the actual results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBIC, INC.

By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: June 10, 2016